December 9, 2019

Haruhiko Abe
Chief Executive Officer
Well-being Holdings, Inc.
4-18-19-601, Hakataekimae
Fukuoka, Japan

       Re: Well-being Holdings, Inc.
           Registration Statement on Form 10-12G
           Filed November 13, 2019
           File No. 000-56118

Dear Mr. Abe:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed November 13, 2019

Business Summary, page 3

1. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b-
      2 under the Exchange Act, because you appear to have no or nominal operations and no assets. Accordingly, please prominently disclose your shell company status and disclose the consequences of that status. If you do not believe you are a shell company, please provide us with your legal analysis.
2. We note that you have entered into an agreement with Impact Co., Ltd. to purchase phosphorescent pigments. Please file the purchase agreement as an exhibit to the next amendment. Please also file as an exhibit the Share Contribution Agreement between you and Well-be Co., Ltd. Please refer to Item 601(b)(10) of Regulation S-K. Haruhiko Abe
Well-being Holdings, Inc.
December 9, 2019
Page 2


Mangement's Discussion and Analysis
Liquidity, page 5

3. We note that your auditor identified factors raising substantial doubt about your ability to continue as a going concern. In this regard, please disclose the working capital needs you anticipate for at least the next 12 months. Please also disclose if you have sufficient resources to meet those needs. If you do not have adequate resources, please revise to address how you intend to fund current operations for the foreseeable future. Please refer to Item 303(a) of Regulation S-K.
General

4. Please note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the
         Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If you do not wish to become subject to these reporting requirements until all of the comments are resolved, you should withdraw your registration statement on Form 10 before it becomes effective automatically and resubmit a new registration statement when you have revised your document.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Jennifer L pez at 202-551-3792
with any questions.



FirstName LastNameHaruhiko Abe                                 Sincerely,
Comapany NameWell-being Holdings, Inc.
                                                               Division of
Corporation Finance
December 9, 2019 Page 2                                        Office of Trade
& Services
FirstName LastName